Item 77I - 	Deutsche Treasury Portfolio (a
series of Investors Cash Trust) (the
"fund")
Deutsche Investment Management Americas
Inc. recommended, and the Board of the fund approved, changing the cut-off time for same day transactions by wire, for each class of the fund, effective on or about August 1, 2018, as of the following times each day that the fund is open for business:

Current Cut Off
Same Day Wire
Purchases/
Redemptions
New Cut Off Same
Day Wire
Transactions
(Effective on or about
August 1, 2018)

Current NAV
Calculation Time
New NAV
Calculation Time
(Effective on or about
August 1, 2018)
2:30 p.m. Eastern time
5:00 p.m. Eastern time
4:00 p.m. Eastern time
5:00 p.m. Eastern time

The fund is open for business each day the New
York Stock Exchange (the "Exchange") is open.
Normally, the fund calculates its share price once every business day at 5:00 p.m. Eastern time. The close of regular trading on the Exchange is typically 4:00 p.m. Eastern time, but sometimes earlier, as in the case of scheduled half-day trading or unscheduled suspensions of trading. In the event of scheduled partial day trading or unscheduled suspensions of trading on the Exchange, the calculation of share price shall be as of the close of trading on the Exchange. In such instances, the latest time for receipt of wire purchase transactions entitled to receive same day dividend treatment and for receipt of redemption orders for same day wire transfer of proceeds will be the earlier of: (a) 5:00 p.m.
Eastern time or (b) the early closing time of the Exchange.